Prospectus Supplement No. 1 (To Prospectus dated August 22, 2006)	Filed Pursuant to Rule 424(b)(3) and Rule 424(b)(7) Registration Number 333-136819
$143,750,000
QUANTA SERVICES, INC.
3.75% Convertible Subordinated Notes Due 2026
and the Common Stock Issuable Upon Conversion of the Notes

     This prospectus supplement relates to the resale by selling security holders of our 3.75% Convertible Subordinated Notes Due 2026 and the shares of our common stock issuable upon conversion of the notes.
     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the original prospectus dated August 22, 2006. The terms of the notes are set forth in the original prospectus.
Investing in these securities involves risks. See “Risk Factors” beginning on page 10 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or the shares of common stock issuable upon conversion of the notes or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 31, 2006.

SELLING SECURITY HOLDERS
     The information in the table appearing under the heading “Selling Security Holders” in the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus and by supplementing the information with respect to other persons previously listed in the prospectus that are listed below. This information was furnished to us by the selling security holders listed below on or before August 30, 2006.
     Based on information provided by the selling security holders, none of the selling security holders has held any position or office or has had any material relationship with us within the past three years.

	Principal		Shares of		Shares of
	Amount of		Common		Common
	Notes		Stock	Shares of	Stock	Percentage
	Beneficially	Percentage	Beneficially	Common	Beneficially	of Common
	Owned and	of Notes	Owned Prior	Stock	Owned After	Stock
Name	Offered	Outstanding	to Offering(1)	Offered(1)	Offering	Outstanding

FPL Group Employees Pension Plan(2)	$850,000	*	37,930	37,930	—	—

Froley Revy Alternative Strategies(2)	$555,000	*	24,766	24,766	—	—

McMahan Securities Co., L.P.(3)	$1,000,000	*	44,623	44,623	—	—

Topaz Fund(4)	$4,000,000	2.78%	178,492	178,492	—	—

Union Carbide Retirement Account(5)	$1,150,000	*	116,421 (6)	51,317	65,104 (6)	*

*	Less than one percent

(1)	Does not include up to an aggregate of 2,243,938 shares of common stock that may be issuable as a make whole premium upon conversion of the notes following a change in control.

(2)	Froley Revy Investment Co. has voting and dispositive power over the securities held by this security holder. Ann Houlihan, the Chief Compliance Officer, has oversight authority of investments at Froley Revy Investment Co.

(3)	McMahan Securities Co., L.P. is a registered broker-dealer, and as a result, it is an “underwriter” within the meaning of the Securities Act in connection with the sale of the notes. Ronald Fertig, Jay Glassman, Joseph Dwyer, D. Bruce McMahan, Norman Ziegler, Joe Castro, Pat Ransom and Howard Ledham have voting and dispositive power over the securities held by this selling security holder.

(4)	Topaz Fund is an affiliate of a registered broker-dealer. This selling security holder has informed us that it purchased the notes in the ordinary course of business and that at the time that the notes were purchased, it had no agreements or understandings, directly or indirectly, to distribute the notes. SG Americas Securities, as the investment advisor to Topaz Fund, has voting and dispositive power over the securities held by this selling security holder. Robert Marx is the managing director of SG Americas Securities.

(5)	Calamos Advisors LLC, as the investment advisor to this security holder, has voting and dispositive power over the securities held by this security holder. Nick Calamos is the head of investments and co-chief investment officer of Calamos Advisors LLC.

(6)	Includes ownership of $725,000 principal amount of 4.5% convertible subordinated notes, which are currently convertible at the rate of 89.7989 shares per $1,000 principal amount of notes.